Mail Stop 3561

April 17, 2008

By U.S. mail and facsimile to 212-764-2328

Mr. Thomas E. Reinckens
Chief Executive Officer
Cache, Inc.
1440 Broadway, 5th Floor
New York, NY 10018

> **Re:** **Cache, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2007**
> **Filed March 13, 2008**
> **File No. 000-10345**

Dear Mr. Reinckens:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Production, Sourcing and Distribution, page 6

1.   We note that you anticipate purchases from third party vendors to approximate 25% of your total purchases in fiscal 2008. Please clarify from whom you anticipate purchasing the other 75%, as it appears that you will purchase the remaining amounts from related-party vendors. In addition, describe in more detail the direct-sourcing of merchandise that you mention on page 5.

Market for the Registrant's Common Stock and Related Stockholder Matters, page19

2.   Please provide a performance graph pursuant to Item 201(e) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

3.   Please provide your discussion and analysis with respect to the Lillie Rubin exit costs in fiscal years 2006 and 2007. Refer to SAB Topic 5:P.4. for additional guidance.

Result of Operations, page 29

52 Weeks Ended December 29, 2007 (Fiscal 2007) Compared to 52 Weeks Ended December 30, 2006 (Fiscal 2006), page 29

4.   We note that the decrease in net sales was primarily due to the decrease in comparable store sales and such decrease was offset by additional net sales from non-comparable stores and wholesale sales recorded by the AVD division. Please expand your discussion and analysis to describe the primary business reasons underlying these fluctuations.

Notes to Consolidated Financial Statements, page F-10

Note 1. Summary of Significant Accounting Policies, page F-10

5.   Please disclose your accounting policy related to the allowance for doubtful accounts.

Marketable Securities, page F-10

6.   Please disclose the fair value of your marketable securities. Refer to paragraph 20 of SFAS 115 for additional guidance.

Inventory, page F-11

7.   We note that you record inventory markdowns due to changes in fashion and style. Please disclose the charges to the income statements from writedowns from cost to market. Refer to paragraph 14 of Chapter 4 of ARB 43.

Gift Cards, Gift Certificates and Credits, page F-12

8.   Please address the following related to your accounting for gift cards:

   a) We note that you recognized $2.4 million of breakage income as a result of transferring all existing obligations related to gift cards to a subsidiary. Tell us why the transfer of the obligations resulted in the recognition of breakage income and how you derived the amount of breakage income to be $2.4 million.

   b) We note in the fourth paragraph on page 9 that you began selling gift cards in the second half of 2006. Explain to us why you believe you had sufficient company-specific historical experience to determine breakage patterns to recognize breakage income in the third quarter of 2006 when you began selling gift cards in the same period.

   c) Disclose whether your gift cards expire, and if so, describe when they expire.

   d) We note that you determine Gift Card breakage income based upon historical redemption patterns. Disclose a description of the redemption patterns, and describe when you determine that redemption is remote based on those patterns.

   e) Disclose the amount of deferred revenue related to unredeemed gift cards, or tell us where you have disclosed the amount.

Acquisition of Adrienne Victoria Designs, Inc., page F-17

9.   We note that you acquired certain assets of Adrienne Victoria Designs, Inc. ("AVD") and accounted for the acquisition as a purchase business combination under SFAS 141. Please tell us how you applied the guidance provided by EITF 98-3 in determining that the assets purchased constituted a business.

10.   We note that AVD was your largest vendor prior to your acquisition of it. Please tell us how you accounted for the preexisting relationship between you and AVD under EITF 04-1. In your response, tell us how you addressed the disclosure requirements of paragraph 8 of EITF 04-1.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Steve Lo at 202-551-3394 or Ryan Milne at 202-551-3688 if you have questions regarding these comments and related matters. Please contact me at 202-551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Beverages, Apparel
and Health Care Services